SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1 1

GTT Communications, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

362393100

(CUSIP Number)

Charlesbank Capital Partners LLC	Ropes & Gray LLP
200 Clarendon Street, 54th floor	Prudential Tower, 800 Boylston Street
Boston, MA 02116	Boston, MA 02199-3600
Attn: Stephanie Paré Sullivan, Esq.	Attn: Thomas J. Danielski, Esq.
Tel: 617-619-5400	Tel: 617-951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) CBEP Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,960,388

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%*
14.	Type of Reporting Person (See Instructions) OO

*

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Equity Fund IX GP, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,960,388*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%**
14.	Type of Reporting Person (See Instructions) PN

*	Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the manager of CBEP Investments, LLC.
**

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Equity Fund IX GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,960,388*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%**
14.	Type of Reporting Person (See Instructions) OO

*

Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the sole member of Charlesbank Equity Fund IX GP, Limited Partnership, which is the manager of CBEP Investments, LLC.

**

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (voluntary) Charlesbank Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,960,388*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,960,388*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,388*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.98%**
14.	Type of Reporting Person (See Instructions) OO

*

Represents shares of Common Stock held by CBEP Investments, LLC. The Reporting Person is the sole member of Charlesbank Equity Fund IX GP, LLC, which is the general partner of Charlesbank Equity Fund IX GP, Limited Partnership, which is the manager of CBEP Investments, LLC.

**

Based on 56,737,341 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2019 filed with the Securities and Exchange Commission on March 2, 2020.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed jointly on April 13, 2020 by each of the Reporting Persons listed in Item 2 below, and relates to the Common Stock, $.0001 par value (the “Common Stock”), of GTT Communications, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7900 Tysons One Place, Suite 1450, McLean, VA 22101.

This Amendment is being filed as a result of the execution of a separate plan for the sale of Common Stock designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 by each the Reporting Persons (the “10b5-1 Plan”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 2. Identity.

(a) This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	CBEP Investments, LLC, a Delaware limited liability company (“CBEP”);

2.	Charlesbank Equity Fund IX GP, Limited Partnership, a Massachusetts limited partnership (“Fund IX GP”);

3.	Charlesbank Equity Fund IX GP, LLC, a Massachusetts limited liability company (“Fund IX GP LLC”); and

4.	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“CCP”).

The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 99.1.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On February 25, 2021, the Reporting Persons and J.P. Morgan Securities LLC (“JPMS”) entered into the 10b5-1 Plan, pursuant to which JPMS is authorized to sell, for the account of the Reporting Persons, Common Stock of the Issuer, subject to the satisfaction of certain conditions and restrictions set forth in the 10b5-1 Plan. JPMS is authorized to commence sales in accordance with the 10b5-1 Plan on February 25, 2021and to terminate sales on April 30, 2021, or such earlier date as set forth in the 10b5-1 Plan. Copies of the 10b5-1 Plan are filed as Exhibit 99.2 to this Amendment and are incorporated herein by reference. The Reporting Persons entered into the 10b-5 Plan for portfolio management purposes to sell Common Stock in open market transactions, the net impact of which could result in reducing the Reporting Persons’ beneficial ownership to below 5% of the outstanding shares of Common Stock of the Issuer.

Other than the sale of the Issuer’s Common Stock pursuant to the 10b5-1 Plan and except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. In addition, funds affiliated with CCP have from time to time acquired, and in the future may acquire or sell, debt of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions as it deems appropriate including, without limitation, purchasing additional debt securities of the Issuer, to the extent permitted under applicable law and any agreement or agreements that have been or may be entered into with the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. The information in this Item 6 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Other than the 10b5-1 Plan as described herein and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Funds affiliated with CCP have from time to time acquired, and in the future may acquire or sell, debt of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – 10b5-1 Plan

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

CBEP INVESTMENTS, LLC

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	Chief Operating Officer, General Counsel and Secretary

CHARLESBANK EQUITY FUND IX GP, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund IX GP, LLC, its General Partner
By:	Charlesbank Capital Partners, LLC, its Sole Member

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel and Chief Operating Officer

CHARLESBANK EQUITY FUND IX GP, LLC

By:	Charlesbank Capital Partners, LLC, its Sole Member

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel and Chief Operating Officer

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel and Chief Operating Officer